INX Limited
57/63 Line Wall Road
GX11 1AA, Gibraltar

December 13, 2021

To:
Hilary Kramer
-Via Email-

Re: **Invitation to serve as a Member of the Board of Directors of INX Ltd. (the "Letter")**

Dear Hilary,

We are pleased to invite you to serve as a member of the Board of Directors (the "Board") of INX Limited, a company incorporated under the laws of Gibraltar (the "Company"), under the terms set forth below. Your appointment will be effective as of and subject to the closing of the contemplated business combination transaction between the Company and Valdy Investments Ltd.:

1. As a member of the Board, you will (the "Services"):

- assist, guide and contribute from your expertise in steering the Company's operations;
- agree to the use of your credentials, photo and bio on the Company's website and other promotional and marketing materials at the sole discretion of the Company;
- assist the Company in developing key contacts, including with potential clients, business partners, and investors, for its benefit to accelerate and further enable its R&D, business development, marketing and financing efforts using your professional experience, knowledge, and business and personal contacts;
- support the Company in its interactions with third parties such as potential strategic partners that can help accelerate development of fund-raising activities to support the execution of the Company's R&D plan, business development operations and financing efforts; and
- participate in various meetings of the Board and its committees, in person or via remote communication, as shall be instructed by the Board. In addition, the Company wishes that you will be available for ongoing consultation on a regular basis.

2. In consideration for the Services, you will be entitled to the following compensation:

2.1. Monthly cash compensation. Payment of US$ 4,000 per each month of services to the Company.

2.2. Special payment for participation in meetings of Board committees. A one-time payment of US$ 1,000 in consideration for participation in any meeting of any committee of the Board.

2.3. Monthly Options to purchase INX Tokens. Grants of options to purchase 3,500 INX Tokens per each month of services to the Company at an exercise price equal to the fair market value of the INX Tokens on the Date of Grant.

Such options shall be granted to you following the end of each calendar quarter, with respect to the months of services in such calendar quarter (the "Date of Grant"). The grant may be subject to certain additional terms which will be further determined by the Board.

You will be required to exercise your options to purchase INX Tokens within 90 days following termination of your engagement with the Company. Options which will not be exercised within such timeframe shall lapse.

3. The Company will reimburse you for all necessary and reasonable travel and business expenses you incur in connection with your duties as a member of the Board, provided that such expenses have been approved by the Company in advance and are properly itemized and documented, and according to applicable Company policies from time to time.

4. You shall be solely responsible to pay all taxes, levies, social benefits, insurance payments and any other payments required by law in connection with your engagement with the Company (including, *inter alia*, in connection with the grant of the INX Tokens) provided, however, that the Company shall be entitled to withhold, deduct or set-off any amounts due, as may be required by, and subject to, applicable law, from any payments due to you hereunder or in connection with this Letter.

5. As a member of the Board, you will be covered by the directors' and officers' insurance policy of the Company (pursuant to the terms thereof).

6. It is hereby clarified that you shall perform the Services as an independent contractor (and not as an agent, employee, or representative of the Company).

7. The Company's technology, trade secrets, business plans, financial information, and any other proprietary information, including technical, business, and financial information provided to you by the Company ("Confidential Information") shall be kept in strict confidence and you shall be subject to the following obligations:

- You shall use the Confidential Information received solely in furtherance of the business of the Company;
- You shall further refrain from copying or disclosing to any third party, the Confidential Information received, except with the Company's prior written consent; and
- Upon the written request of the Company, promptly destroy or return any and all copies on any media containing such Confidential Information, except that you may keep one (1) copy thereof for the purpose of complying with the terms of this Letter.

The confidentiality obligations of this Letter shall not apply to any information that you can document (a) is already in the public domain through no breach of this Letter; (b) was, as between the parties, lawfully in your possession prior to receipt from the Company; (c) is independently developed by you without use of the Confidential Information; or (d) you are obligated to produce pursuant to an order of a court of

competent jurisdiction or a valid administrative or Congressional subpoena, provided that you promptly notify Company and cooperate reasonably with Company's efforts to contest or limit the scope of such order.

No patent, copyright, trademark or other proprietary right or license is granted by this Letter or the disclosure of the Confidential Information.

This confidentiality undertaking shall be perpetual, until such time as the Confidential Information shall have become public domain through no fault by you.

8. All intellectual property rights made by you in and during the performance of the Services or directly result from the Confidential Information shall be sole property of the Company.

9. The Company shall be entitled to disclose the fact that you are a member of the Board at any time and refer any potential investor in the Company to you.

10. This Letter shall be exclusively governed by and construed in accordance with the laws of Gibraltar .

11. This Letter shall be in effect as of 7 JAN 2022 and may be terminated by either the Company or yourself upon 30 days prior written notice.

Sincerely yours,

INX Limited

Agreed and Accepted:

DIRECTOR

Hilary Kramer